EXHIBIT 35.1
SERVICER COMPLIANCE STATEMENT
I, Barry E. Pakenham, Treasurer of The Potomac Edison Company (the “Servicer”), certify that:
(a) A review of the Servicer’s activities during the reporting period covered by this Report on Form 10-K and of its performance under that certain Transferred Environmental Control Property Servicing Agreement dated as of April 11, 2007 between PE Environmental Funding LLC and the Servicer (the “Servicing Agreement”) has been made under my supervision.
(b) To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the reporting period, except that the Servicer maintained environmental control property documentation at a site different than the site specified in the transaction agreement
Date: March 28, 2008

/s/ Barry E. Pakenham
Name: Barry E. Pakenham Title: Treasurer